Exhibit 99.1

Fire incident at ASML Berlin

Veldhoven, The Netherlands, January 3, 2022—ASML Holding N.V. (ASML) announces today that there was a fire last night inside a part of its factory in Berlin, Germany. The fire was extinguished during the night and fortunately no persons were injured during this incident. At this point it is too early to make any statement on the damage or whether the incident will have any impact on the output plan for this year. It will take a few days to conduct a thorough investigation and make a full assessment. As soon as we have such assessment, we will provide an update.

ASML Berlin manufactures components for ASML’s lithography systems, including wafer tables and clamps, reticle chucks and mirror blocks. ASML acquired Berliner Glas in 2020.

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 30,000 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Contact information

Monique Mols Head of Media Relations +31 652 844 418	Brittney Wolff Zatezalo Corporate communications manager US +14084833207	Karen Lo Communications Taiwan +88 6 36 23 6639

Skip Miller Head Investor Relations Worldwide +1 480 235 0934	Marcel Kemp Head Investor Relations Europe +31 40 268 6494	Peter Cheang Head Investor Relations Asia +886 3 6596771